2024 REPORT

Scream Truck


SCREAM TRUCK
SCREAM TRUCK
SCREAM TRUCK

LETTER

Dear investors,

Overall this year we saw tremendous growth as we executed on our business plan that we laid out last year. Our software is now fully integrated into our business alongside an Chat GPT generated AI Assistant that will eventually take over most customer service inquiries. On the franchisee side, we sold our first two franchised trucks to an amazing couple that will be based in Monmouth County, NJ. We have so many ideas to further optimize all aspects of the business in 2025 and excited to see them come to fruition. Our primary goal from this point forward is to generate as much profit for the business and use that recurring free cash flow to help fund exciting new initiatives on the horizon. The journey has only begun!

We need your help!

Investors on WeFunder nationwide can support us by sharing any local franchisee prospects that might be interested in becoming a Scream Truck Franchisee. Any local investors can always help supporting us by providing a positive review online of their event or route experience, posting about our new Scream Truck Pizza concept or generally liking and commenting on any of our social media posts.

Sincerely,

Jason Black

President

Eric Murphy

CEO

How did we do this year?

REPORT CARD

A-

☺ The Good

- Accelerated software development
- Successfully launched our first franchise operation

Created our first "concept" with the pizza version of Scream Truck

☹ The Bad

Inflationary environment / consumer confidence down

Labor challenges persist to incentivize the best people

Hub operations dealing with extreme summer heat issues

2024 At a Glance

January 1 to December 31


$$$$

$3,704,204 +23%
Revenue



-$2,862,888
Net Loss


IOU!

$256,712 [76%]
Short Term Debt



$7,164,604
Raised in 2024



$501,711
Cash on Hand
As of 03/31/25

INCOME BALANCE NARRATIVE


Revenues
Profit
$3,007,857
-$2,624,052
$3,704,204
-$2,862,888
2023
2024

Net Margin: -77% Gross Margin: 6% Return on Assets: -64% Earnings per Share: -$0.23

Revenue per Employee: $105,834 Cash to Assets: 11% Revenue to Receivables: ~ Debt Ratio: 95%

WeFunder_-_2024_Statement_of_Operations.pdf

WeFunder_-_2024_Balance_Sheet.pdf

WeFunder_-_2024_Statement_of_Cash_Flows.pdf

ScreamTruck_GAAP_Financial_Report_2023-2024.pdf

We ❤ Our 270 Investors

Thank You For Believing In Us

Nathan Argenta
Janssen Choong
Jerome Russ
John Webster
Atif Sultan Khan
Susan Witzel
Michael Vigna
Charlotte & Jerry Miller
Lauren Merel
J. Timothy Sensor
Joe Bielski
Angela DiCostanzo
Christopher Roll
Gabby Miller
Maureen Giese
Amanda Pilcer
Thomas Bodenburg
Varun Behl
Athena Biondo
Anna Maria Lepore
Hillary Rosenberg
Jay Signorello
Stefan Brugman
Owen Goska
Paige Shovlin
Adam Gold
Arsene Charles
Michael Kleen
Jennifer Battista
Kimberly DiGiovanni
Perhaps Cow
S McGuire
Katie Arevalo
Michelle Carney
John Drullinger
Howard Aaron
Brett Schwartz
Dana Seigelstein
Michelle Schroeder
Katie LaVecchia
Adam Hartstein
Kyle Chua

Timothy Lee
Jason Brome
Salil Jani
M. Kevin Harris
Coz Balazs
Jerry Ruderman
Kathryn Papandrea
Jason Altman
Jon Vitiello
Andrea Bohr
Erin Brophy
Hector Rosekrans
Brette Wurzburg
Michael Moran
Rebecca Tatlock
John Maguire
Gautama And...
Marisol Salazar
Charlton Foo
Declan Julien
Colleen Carter
Kate Krivitzky-Smith
Christine Romano
Lucia Ferrufino
Josh Knapp
Donna Van Zandt
Laura Negro
Savion Harris
Jessica Klaskin
Jaime Chigi
Brad LaScolea
Nitish Gangoli
Kevin Gordon
Sean Hanley
Rajeev Agarwal
Kristina Schlueter
Jeffrey Franklin
Sarah Barry
Tania Deidan
Stephanie McCaig
Jonathan Cope
Evan Nisenson

Weygan Lamsis...
John Butterfield
Dan Pereda
She. Event Indy Non...
Samuel Owens
Jake Snyder
Mike Weiss
Tracy Katz Levine
Katelyn Gallagher
Helene Cappy
James Nelson
Westlee Koval
Jane Visek Randazzo
Michael Belmont
Ankur Sood
Kara Smith
Uttama Sharma
Evan Wildey
Seth Burroughs
Steven Willis
Mary Muir
Julie Pollison
John Ferreyra
Kathleen Cunningham
Tania Rudnitsky
Marc Buck
Sheri Kocen
Kathy Sowden
Lisa Tone
Kimberley D Mollo
Jacque Quackenbush
Martin Millman
Karen Green
Melissa Rzigalinski
Scott Aaron
Ryan C
Tiffany Csizma
Sarah Clarke
Christopher Flanz
Alyson Rothberg
Alexander Decker Lee
Chris Rinaldi

Ash Kumra
Hatem Rowaihy
Jack Bunting
Janice Schwartz
Tracy Ferrara
Amy Conrad
Michael A Miller
Devra Miller
Jennifer Mabalot...
Tami Grancagnolo
Matthew Burns
Ruby Kuriakose
Melissa Massoni
Yin Thin Low
Tamyeka Jewett
Melissa Silvestri
Tae Ellin
Scott Cohen
Steven Mikulak
Lisa Santasieri
Matthew Zall
John Entrada
Samantha Pavlik
Ellen Serruto
Lynne Hurley
Keith Peterson
Kevin Lee
Samantha Wright
Victoria Monaghan
Nick Rago
Jessica Scherl
Michael GUERRA
Zeb Gawrychowski
Jordan Dutcher
William Kaufman
Amy Feren
L Heyburgh
Jason Gerber
Ivan Quinones
Darren Pfeffer
Shaina Denny...
Patrick Sabatino

Ruben Pasos
Jason Adams
Bell's Garage LLC
Stacey Patterson
Aaron Hoover
Dawn Osterweil
Danielle Dimston
Jacob Quandt
April Amico
Jared Sonners
Kim Donaghy
Brent Hurevitch
J Hrynyk
Joseph Topchev
Cbg Family
Daniel Severs
Brian Hogan
Rick Wayne
Carrie Kaidan
Kathleen Nunnery
Brooke Reynolds
Susan Ross
Urvee Trivedi
Gabe Ollins
Justin Pollack
Kimberly Rescigno
Brittany Hinton
Gagan Singh
Benjamin Bilenki
Yanko Hernando
Laura Jones
Cj Coyle
Jacqueline Cullinane
Jessica Lopes
Sarah DeSalvo
Kevin WHITE
Peter Glaser
Carmella Romania
Adrian Rrapo
Lindsay Martinez
Peter Morales
Scott Robinson

Ricardo Maciel Reis
Alessandro Rancan
Nicole Leger
Landy F Labadie
Richard Lin
Marzell Lee
Robert M Bixon
Michelle Misiaszek
Kylie Galbraith
Katie Squires
Elizabeth Kwok
Elizabeth Tune
Alyssa Stolarik
Laurie Flynn
Michael Tarangelo
Greg Sexton
Brian Capps
Michael J Wacks
Patrick Kearney
Lisa & Dan Halpern
Russell Seeger
Michele Ukaegbu
Claire Doyle
Ellen Ng
Jesse Namdar
Brian Walk
Corey Biller
Kevin KILROY
Yi Coogan
Milissa Aronson
Alexis Sciglianо
Ryan Sweat
Jodi Abata
Jason Luckmann
Lana Way
Kevin Lopes
Ellen Troudt
Allison Mayberry
Stephanie Tepper
Austin Esecson
David Torres

Thank You!

From the Scream Truck Team





Eric Murphy

Founder/CEO

Youngest Senior Executive in the history of RCA Records. Started his first company, an award-winning Experiential Marketing agency in NYC, at age 33, then a VIP event...



Jason Black

President

A Duke grad who cut his teeth at Goldman Sachs, then spent the next thirteen years analyzing and leading deals in...



Mia Miller

Director of Operations

Born and raised in Westfield, New Jersey (where Scream Truck first launched), Mia has proven to be a key member of...



Lindsay Silver

Fractional CTO

20 years of experience developing complex, enterprise level software products. Past roles include SVP and Global...



Brian Kutz

Vice President, Design & Build

Masters in Architecture from SCAD (Savannah School of Art & Design), former home restoration business owner, an...



Patrick Jong

Experiential Marketing Executive

Over 20 years of experience in event production and experiential marketing, including 10 years at the world...

Details

The Board of Directors

Director	Occupation	Joined
Eric Murphy	CEO @ Scream Experiences, Inc.	2021
Jason Black	President @ Scream Experiences, Inc.	2021
Taryn Fixel	Investor @ Liminal Ventures	2022

Officers

Officer	Title	Joined
Eric Murphy	CEO	2021
Jason Black	President	2021

Voting Power

Holder	Securities Held	Voting Power
Eric Murphy	5,888,800 Common and Preferred Stock	44.5%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2021	$709,717		Other
11/2021	$250,000		Other
12/2021	$2,190,000	Preferred Stock	Regulation D, Rule 506(b)

12/2022	$2,044,985	Preferred Stock	Regulation D, Rule 506(b)
09/2023	$175,000		Other
10/2023	$200,000		Other
10/2023	$200,000		Other
12/2023	$824,994	Preferred Stock	Regulation D, Rule 506(b)
12/2023	$2,684,863		Section 4(a)(2)
01/2024	$300,000		Other
02/2024	$500,000		Other
05/2024	$250,000		Other
06/2024	$1,085,000	Preferred Stock	Regulation D, Rule 506(b)
06/2024	$750,000		4(a)(6)
07/2024	$769,747	Preferred Stock	Regulation Crowdfunding
02/2025	$100,000		Other
03/2025	$100,000		Other
03/2025	$250,000		Other
03/2025	$250,000	Preferred Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Intek Auto Leasing, Inc	09/15/2023	$175,000	$175,000	9.9%	09/15/2024	Yes
Tyseth Holdings LLC	10/10/2023	$200,000	$200,000	8.5%	12/31/2025	
Eric L. Murphy	10/10/2023	$200,000	$200,000	8.5%	12/31/2025	Yes
Intek Auto Leasing, Inc	12/31/2023	$2,684,863	$2,684,863	7.9%	12/31/2028	Yes
Tyseth Holdings LLC	01/24/2024	$300,000	$300,000	8.5%	12/31/2025	Yes
Eric L. Murphy	02/14/2024	$500,000	$500,000	8.5%	12/31/2025	Yes
Regal Somerset Bank	05/10/2024	$250,000	$250,000	7.5%	05/10/2026	Yes
Eric Murphy	02/18/2025	$100,000	$100,000	10.0%	02/18/2035	
Tyseth Holdings	03/07/2025	$100,000	$100,000	10.0%	03/07/2035	
Barry Cope	03/12/2025	$250,000	$250,000	8.0%	03/12/2030	

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	15,000,000	5,534,849	Yes
Preferred	7,225,788	7,030,512	Yes

Warrants: 0
Options: 680,604

Form C Risks:

The business plan for the Company continues to be developed. There is no assurance that the Company will be able to complete and implement its business plan successfully.

The subscription price of the Securities was unilaterally determined by the Company and one of its Major Shareholders, and was not based on negotiation with anyone representing multiple Investors or other potential investors or on the Company's assets, net worth, projected earnings or any other investment criteria.

Projections relating to the Company are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a series of future events affecting the Company and over which the Company may have limited or no control.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The food delivery space is a very competitive space. Although Scream Truck has created a unique delivery model and proprietary software platform, this concept could be duplicated by other existing food delivery companies or other startups. This could either help or hurt Scream Truck's business.

There is no assurance that the assumptions on which any financial projections are based will be realized.

The food delivery space is subject to regulations around food safety. Failure to comply with food safety regulations could have negative impacts on the business in the future.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the

maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of

the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our

common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Scream Experiences, Inc.

Delaware Corporation
Organized February 2020
35 employees
1200 Morris Turnpike
Suite 3005
Short Hills NJ 07078 https://www.screamtruck.com/

Business Description

Refer to the Scream Truck profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Scream Truck is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less